

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 6, 2020

Via E-mail

Meagan M. Reda, Esq.
Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, NY 10019

> **Re:** **Apartment Investment & Management Company**
> **Preliminary Solicitation Statement on Schedule 14A**
> **Filed September 29, 2020**
> **Soliciting Materials filed September 29, 2020 pursuant to Rule 14a-12**
> **Filed by Land & Buildings Investment Management, LLC et al**
> **File No. 001-13232**

Dear Ms. Reda:

We have reviewed the above-captioned filings and have the following comments.

PREC14A Filed September 29, 2020
General

1. It is our understanding that Aimco issued a press release on September 25, 2020, in which it informed stockholders that it would be filing and distributing white proxy or consent revocation cards in connection with the solicitation. Given that Aimco appears to have claimed the use of the white card in its DEFA14A filed September 25, 2020, we believe that Aimco has reserved the use of such card color. Accordingly, in order to avoid misleading or confusing Aimco's shareholders when they receive your solicitation statement, please choose an alternate card color.

Why You Were Sent the Solicitation Statement, page 2

2. Please revise to disclose the basis for the following statement of belief: "We believe it is highly unlikely that both AIV and AIR combined will trade anywhere close to AIV's stated NAV of $58 per share."

3. Refer to the following statement on page 5: "Land & Buildings intends to set [ ], 2020 as the goal for submission of such written requests." With a view toward additional disclosure, please advise us if Land & Buildings retains the right to change the planned date of submission (e.g., if the 25% approval threshold for calling a special meeting is not met by the stated goal for submission).

<u>Certain Information Regarding the Participants, page 12</u>

4. Given the relationships among the participants in the solicitation described in this section, please revise the statements that certain of the participants in the solicitation "may be deemed" the beneficial owner of the common stock owned by certain other participants to remove the uncertainty.

<u>DFAN14A Filed September 29, 2020</u>
<u>General</u>

5. We acknowledge your response to prior comment 3 and note that the CITI survey is not publicly available. With a view toward providing Aimco shareholders with sufficient information such that they can assess the relevance of the survey, and to the extent you make future references to the survey, disclose that the survey was conducted online, the participants were anonymous, and the sample size was limited.

6. Refer to the following statement in your press release: "[t]hese disclosures also show that operating unit holders will not pay taxes or have a 'step up,' meaning that Chairman and CEO Terry Considine and the rest of the management team will have a material conflict in contemplating the transaction and moving forward, as they will not want to sell assets which could drive more value for common shareholders because of the substantial tax they would owe as a result of not having a 'step up' in basis at the time of the spin." In future filings, any assertions about the motivation of third parties should be characterized as opinions or beliefs.

<center>* * *</center>

Please direct any questions to me at (202) 551-7951. You may also contact Tina Chalk, Senior Special Counsel, at (202) 551-3263.

Sincerely,

/s/ Joshua Shainess

Joshua Shainess
Special Counsel
Office of Mergers and Acquisitions